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                                                                 Exhibit 3.2(b)


                                AMENDMENT OF BY-LAWS
                                         OF
                          PACKAGING RESOURCES INCORPORATED


     Section 2.4 of the By-laws of the Company shall be deleted in its entirety and replaced with the following:

     "Section 2.4 SPECIAL MEETINGS. Special meetings of the Board of Directors may be called at any time by the Chairman. Each special meeting shall be held at such date, time and place either within or without the State of Delaware as shall be fixed by the Chairman."

     Section 2.6 of the By-laws of the Company shall be deleted in its entirety and replaced with the following:

     "Section 2.6 QUORUM; VOTE REQUIRED FOR ACTION. Unless otherwise required by law, at each meeting of the Board of Directors, the presence of one-third of the total number of directors shall constitute a quorum for the transaction of business; PROVIDED, HOWEVER, that if Howard P. Hoeper does not have authority, directly or indirectly, to appoint a majority of the directors, the presence of all directors shall constitute a quorum for the transaction of business. The vote of a majority of the directors present at a meeting at which a quorum is present shall be the act of the Board of Directors, unless the vote of a greater number is required by law or the certificate of incorporation; PROVIDED, HOWEVER, that if Howard P. Hoeper does not have authority, directly or indirectly, to appoint a majority of the directors, the vote of 66 2/3% of the directors shall be the act of the Board of Directors, unless the vote of a greater number is required by law or the certificate of incorporation. In case at any meeting of the Board of Directors a quorum shall not be present, the members of the Board of Directors present may by majority vote adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall attend."